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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-46179

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL RECEIVED MAR 0 6 2003 PROCESSING SECTION W.D.C. 187

REPORT FOR THE PERIOD BEGINNING __1/01/02__ AND ENDING __12/31/02__
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Okoboji Financial Services, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1019 Hwy 71 S
_____
(No. and Street)

Okoboji	IA	51355
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ralph R. Schneider   (712)332-9030
_____
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donn G. Martens, CPA
_____
(Name – if individual, state last, first, middle name)

1041 28th St	Spirit Lake	IA	51360
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

MAR 2 1 2003

OATH OR AFFIRMATION

I, __Ralph R. Schneider__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Okoboji Financial Services, Inc.__ , as

of __December 31__ , 20__02__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

KAE LYNN LUCHTEL
Commission Number 145256
MY COMMISSION EXPIRES
OCTOBER 29, 2005

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OKOBOJI FINANCIAL
SERVICES, INC.

OKOBOJI, IOWA

FINANCIAL STATEMENTS

DECEMBER 31, 2002

TABLE OF CONTENTS

PAGE

MARTENS

c.p.a.

Independent Auditors' Report

To the Board of Directors
Okoboji Financial Services, Inc.
Okoboji, Iowa

I have audited the accompanying statement of financial condition of Okoboji Financial Services, Inc. (a corporation) as of December 31, 2002, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of Okoboji Financial Services, Inc. as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Donn G. Martens
Certified Public Accountant

February 23, 2003

Member American Institute of CPA's   Member Iowa Society of CPA's
    Donn G. Martens,CPA   1041 28th St.   Spirit Lake, IA 51360   (712)336-0280

OKOBOJI FINANCIAL SERVICES, INC.
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

Current Assets:
Cash and cash equivalents (Note A)	$119,857
Accounts receivable	23,158
Investment in securities	3,350
Total Current Assets	146,365

Property and Equipment: (Note A)
Electronic equipment	43,602
Furniture and fixtures	20,593
	64,195
Less: Accumulated depreciation	(52,781)
Net Property and Equipment	11,414

Other Assets:
Customer files	110
Total Assets	$157,889

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$ 3,302
Commissions payable	32,939
Total Current Liabilities	36,241

Stockholders' Equity:
Common stock, 100,000 shares authorized, 57,000 shares issued and outstanding	57,000
Retained earnings	64,648
Total Stockholders' Equity	121,648
Total Liabilities and Stockholders' Equity	$157,889

OKOBOJI FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:

Commissions	$ 613,683
Cost of transactions	80,104
Net Commissions	533,579

Operating Expenses:

Commissions (Note B)	409,584
Data Feed Expense	30,892
Insurance	14,192
Rent (Note D)	12,301
Salaries	11,197
Errors & Omissions	10,541
Licenses	10,312
Advertising	6,318
Depreciation (Note A)	6,215
Telephone	4,717
Office Supplies and Postage	3,912
Repairs and Maintenance	3,628
Travel	3,497
Legal and Accounting	2,745
Utilities	1,907
Dues and subscriptions	1,341
Payroll Taxes	950
Donations	110
Miscellaneous	680
Total Operating Expenses	535,039
Operating (Loss)	(1,460)

Other Income

Interest Income	2,955
Total Other Income	2,955

Net Income Before Income Taxes	1,495
Provision for Income Taxes	920
Net Income	$ 575

See Notes to Financial Statements

OKOBOJI FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	CAPITAL STOCK COMMON	RETAINED EARNINGS
Balances at January 1, 2002	$ 57,000	$ 63,073
Net Income	-	575
Balances at December 31, 2002	$ 57,000	$ 64,648

OKOBOJI FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows From Operating Activities:

Net Income	$ 575
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	6,215
(Increase) Decrease in:	
Accounts Receivable	9,412
Prepaid income tax	173
Investment in securities	(50)
Increase (Decrease) in:	
Accounts Payable	803
Accrued Income taxes payable	1,197
Commissions Payable	(51,876)
Net Cash Provided by Operating Activities	(33,551)

Cash Flows From Investing Activities:

Purchase of Equipment	(6,092)
Net Cash Used by Investing Activities	(6,092)

Cash Flows From Financing Activities:

Net Cash Used by Financing Activities	-
Net Increase in Cash	(39,643)
Cash and Cash Equivalents - Beginning of Year	159,499
Cash and Cash Equivalents - End of Year	$119,857

Supplemental Information:

Income tax paid	$ 920

See Notes to Financial Statements

OKOBOJI FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

Note A - Summary of Significant Accounting Policies

Organizational Background

Okoboji Financial Services, Inc. was incorporated on September 7, 1988, in the state of Iowa. The Corporation operates as a broker and dealer registered with the Securities and Exchange Commission, and is in the business of providing securities and investment services to their customers.

On October 10, 1997, the Corporation entered into an agreement with LIT Division of First Options of Chicago, Inc. (known as the Non-Guaranteed Introducing Broker Agreement) for the purpose of executing and clearing their customer trades in commodities. On July 31, 1999 LIT Division of First Options of Chicago, Inc. was purchased by ED & F Man of Chicago. As part of the purchase agreement, this Non-Guaranteed Introducing Broker Agreement was assigned to ED & F Man.

On October 29, 1993, the Corporation entered into an agreement with Everen Corporation, formally known as Kemper Clearing Corporation, (known as the Fully Disclosed Clearing Agreement) for the purpose of executing and clearing their customer transactions in securities. This agreement was approved by the Securities and Exchange Commission on December 17, 1993. On November 2, 1999 Everen Corporation was purchased by BNY Clearing Services LLC. As part of the purchase agreement, this Fully Disclosed Clearing Agreement was assigned to BNY Clearing Services LLC.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line and accelerated methods based on the estimated useful lives of assets. Repairs and maintenance are charged to operations as incurred.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Corporation considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Investment in Securities

Investment in securities consists of stock and is carried at cost. Cost was $ 3,350 as of December 31, 2002.

OKOBOJI FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

Note B - Related Party Transactions

The Corporation pays commissions to the officers and directors of the Corporation. For the year ended December 31, 2002, commission expense includes $ 141,500 of commissions paid to the officers and directors.

Note C - Contingent Liability

Pursuant to regulations established by the National Futures Association and the Securities and Exchange Commission, the Corporation is required to meet certain minimum capital requirements and comply with various operating rules. As of December 31, 2002, and as of the date of this report, the Corporation is not aware of any violations, which have not been disclosed, of the regulations of the National Futures Association or the Securities and Exchange Commission.

Note D - Leases

The Corporation is committed to a lease on its office space. The operating lease provides that the Corporation pay a monthly rent of $980. Rent paid on this lease for the year ended December 31, 2002, was $ 12,301.

Note E - Liabilities Subordinated to Claims and General Creditors

The Corporation had no transactions involving subordinated liabilities during the year or outstanding at December 31, 2002.

Note F - Exemption to Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under section k(2)(ii) where as an introducing broker the Company clears all transactions on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker. The clearing broker carries and maintains all of the accounts of the customers.

OKOBOJI FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

SCHEDULE (1)

Net Capital:

Stockholders' Equity at December 31, 2002	$121,648
Deductions and/or Charges:	
Property and Equipment	11,414
Stocks and Warrants	3,350
Non-allowable Receivables	83
Other Assets	110
Total Deductions and/or Charges	14,957
Haircuts on Securities	262
Net Capital	$106,429

Computation of Basic Net Capital Requirement
Minimum Net Capital Required is the Greater of:

(a) $50,000 as required by CFTC Regulation
     1.10(j), or

(b) $25,000 as required by Rule 15c3-(1)a
     of the Securities and Exchange Commission

Minimum Net Capital Required	$ 50,000
Excess Net Capital	56,429
Net Capital	$106,429

Reconciliation With Company's Computation

Net Capital, as reported in Company's Part IIA (Unaudited) FOCUS Report	$106,429
Net Capital Per Above	$106,429

See Notes to Financial Statements.

MARTENS
c.p.a.

Independent Auditors' Report on Internal Control Structure

To the Board of Directors
Okoboji Financial Services, Inc.
Okoboji, Iowa

In planning and performing my audit of the financial statements of Okoboji Financial Services, Inc., for the year ended December 31, 2002, I considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Regulation 1.16 of the commodity Futures Trading Commission and Regulation 240.15c3-1 of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Corporation that I considered relevant to the objectives in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the commodity Futures Trading Commission and Rule 15c3-1(a) of the Securities and Exchange Commission.

The management of the corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 and Regulation 240.15c3-1 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Member American Institute of CPA's   Member Iowa Society of CPA's
Donn G. Martens,CPA   1041 28th St.   Spirit Lake, IA 51360   (712)336-0280

(9)

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding customer and firm assets, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Corporation's practices and procedures were adequate at December 31, 2002, to meet the Commissions objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Commodity Futures Trading commission, and other regulatory agencies that rely on Regulation 1.16 of the Commodity Futures Trading Commission and Regulation 240.15c3-1 of the Securities and Exchange Commission, and should not be used for any other purpose.

Donn G. Martens
Certified Public Accountant

February 23, 2003